UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 3, 2015

Silver Eagle Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware (State or other jurisdiction of incorporation)	001-36025 (Commission File Number)	80-0914174 (I.R.S. Employer Identification Number)

1450 2nd Street, Suite 247 Santa Monica, California (Address of principal executive offices)	90401 (Zip code)

(310) 209-7280
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Item 1.01	Entry Into a Material Definitive Agreement.

On February 3, 2015, Silver Eagle Acquisition Corp. (the “Company”) entered into Amendment No. 1 to the Contribution Agreement (the “Amendment”) which amends the Contribution Agreement, dated December 31, 2014, between the Company and Videocon d2h Limited (“Videocon d2h” and the agreement, as amended, the “Contribution Agreement”). The Amendment was intended to provide additional details regarding the previously agreed to earn-out provisions in the Contribution Agreement and to set the ratio of equity shares to ADSs.

The Amendment amends the Contribution Agreement to provide that the actual number of American Depositary Shares (“ADSs”) to be received by the Company’s stockholders of record as of the close of business on a date to be determined by the board of directors of the Company (such stockholders, the “Distribution Record Holders”), which will substantially depend on the amount of shares of the Company’s common stock that the public holders of the Company’s common stock elect to redeem in connection with the vote to approve the Contribution Agreement and the transactions contemplated thereby (the “Transaction”), will result in the non-redeeming stockholders of the Company, including Global Eagle Acquisition LLC, the Company’s sponsor (the “Sponsor”), owning between 33.42% and 38.42% (as opposed to between 33.5% and 38.55% as initially provided for in the Contribution Agreement) of Videocon d2h’s equity shares (excluding any applicable adjustments due to currency exchange rate fluctuation described below) upon the closing of the Transaction (the “Closing”), without taking into account the issuance of the earn-out shares to the current principal shareholders of Videocon d2h described below or the issuances to the Sponsor and Mr. Saurabh Dhoot described below.

The Amendment further provides that the current principal shareholders of Videocon d2h will be entitled to receive by way of a bonus issue of shares (or such other form of share issue as determined by the independent members of the Board of Directors of Videocon d2h) 46,720,000 equity shares, which is equivalent to 11,680,000 ADSs upon satisfaction of certain share price performance hurdles of the ADSs on the NASDAQ Stock Market being satisfied within three years of the initial listing of the ADSs. In addition, if following the Closing, a draft “red herring” prospectus is filed with the Securities and Exchange Board of India for an initial public offering of Videocon d2h’s shares in India, then any earn-out shares not previously issued will become immediately issuable to the current principal shareholders of Videocon d2h prior thereto, so long as such earn-out shares may not be directly or indirectly sold, transferred, pledged or hedged and so long as in the event that the performance hurdles are not subsequently satisfied, Videocon d2h and the principal shareholders agree to undertake necessary actions to cause the effect of such issuance to be nullified.

The Amendment also provides that the Sponsor will be entitled to receive by way of a bonus issue of shares 5,200,000 equity shares to be represented by 1,300,000 ADSs increasing ratably to a maximum of 8,000,000 equity shares to be represented by 2,000,000 ADSs based on the applicable actual contribution amount contributed by the Company to Videocon d2h in the Transaction, subject to the satisfaction of certain share price performance hurdles of the ADSs on the NASDAQ Stock Market being satisfied within three years of the initial listing of the ADSs. In addition, if following the Closing, a draft “red herring” prospectus is filed with the Securities and Exchange Board of India for an initial public offering of Videocon d2h’s shares in India, then any earn-out shares not previously issued will become immediately issuable to the Sponsor prior thereto, so long as such earn-out shares may not be directly or indirectly sold, transferred, pledged or hedged and so long as in the event that the performance hurdles are not subsequently satisfied, Videocon d2h and the Sponsor agree to undertake necessary actions to cause the effect of such issuance to be nullified.  In the event that Videocon d2h is not permitted to make such an issuance, Videocon d2h shall make such other issuances that would result in the Sponsor receiving the same economic rights, benefits and privileges.

The Amendment provides for the following changes to the closing conditions contemplated by the Contribution Agreement: (i) the removal of the condition that the issuances to the Sponsor and Mr. Saurabh Dhoot of an additional $13 million of equity shares increasing ratably to a maximum of an additional $20 million of equity shares based on the applicable actual contribution amount contributed by the Company to Videocon d2h and the equivalent of $7 million of equity shares, as applicable, occur at the closing and (ii) the addition of a condition that Videocon d2h shall have adopted a stock option plan and shall have granted to Mr. Saurabh Dhoot stock options exercisable to receive 2,800,000 equity shares, which is equivalent to 700,000 ADSs, with such options vesting and becoming exercisable upon satisfaction of certain share price performance hurdles of the ADSs on the NASDAQ Stock Market being satisfied within three years of the initial listing of the ADSs.

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A copy of the Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Amendment is qualified in its entirety by reference thereto. The Contribution Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such contract. The representations, warranties and covenants in the Contribution Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and are used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that these schedules contain information that is material to an investment decision.

Item 8.01.	Financial Statements and Exhibits.

Videocon d2h has filed a registration statement on Form F-4 (File No. 333-201870) (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) which includes a preliminary proxy statement of the Company, and constitutes a preliminary prospectus of Videocon d2h. The Registration Statement was filed in connection with the Contribution Agreement.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit
2.1*	Amendment No. 1 to Contribution Agreement, dated as of February 3, 2015, between Videocon d2h Limited and Silver Eagle Acquisition Corp.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

Additional Information about the Transaction and Where to Find It

Videocon d2h has filed the Registration Statement with the SEC, which includes a preliminary proxy statement/prospectus that is both the proxy statement to be distributed to holders of the Company’s common stock and public warrants in connection with the solicitation by the Company of proxies for the vote by the stockholders on the Transaction and the vote by the warrantholders on the proposed amendment to the warrant agreement, as well as the prospectus covering the registration of the proposed issuance of equity shares underlying ADSs to be issued to the Distribution Record Holders in the Transaction. The Company will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders and warrantholders. The Company stockholders and warrantholders and other interested persons are advised to read, the preliminary proxy statement/prospectus included in the Registration Statement, and amendments thereto, and the definitive proxy statement/prospectus because the proxy statement/prospectus will contain important information about Videocon d2h, the Company, the proposed Transaction and the proposed warrant agreement amendment. The definitive proxy statement/prospectus will be mailed to stockholders and warrantholders of the Company as of a record date to be established for voting on the Transaction and the warrant agreement amendment. Stockholders and warrantholders may obtain copies of the Registration Statement which includes the proxy statement/prospectus, without charge, at the SEC's Internet site at http://www.sec.gov or by directing a request to: Silver Eagle Acquisition Corp., 1450 2nd Street, Suite 247, Santa Monica, CA 90401, Attention: James A. Graf, Chief Financial Officer.

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Participants in Solicitation

The Company and its directors and officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed Transaction and the Company’s warrantholders with respect to the proposed warrant agreement amendment. A list of the names of those directors and officers and a description of their interests in the Company is contained in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC. Additional information regarding interests of such participants will be contained in the definitive proxy statement/prospectus when available.

Videocon d2h and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Silver Eagle in connection with the proposed transaction and from the warrant holders of Silver Eagle in connection with the proposed warrant amendment. A list of the names of such directors and officers and information regarding their interests in the transaction will be included in the definitive proxy statement/prospectus for the transaction when available.

Forward Looking Statements

This current report on Form 8-K includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United Stated Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to the timing of the proposed Transaction with Videocon d2h, as well as the expected performance, strategies, prospects and other aspects of the businesses of the Company and Videocon d2h after completion of the Transaction, are based on current expectations that are subject to risks and uncertainties.

A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of Contribution Agreement, (2) the outcome of any legal proceedings that may be instituted against the Company, Videocon d2h or others following announcement of the Contribution Agreement and transactions contemplated therein; (3) the inability to complete the Transaction due to the failure to obtain approval of the stockholders of the Company, redemptions by stockholders of the Company or other conditions to closing in the Contribution Agreement, or the inability to amend the warrant agreement due to the failure to obtain approval of the warrantholders of the Company, (4) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the Transaction; (5) the risk that the proposed Transaction disrupts current plans and operations as a result of the announcement and consummation of the Transaction described herein; (6) the ability to recognize the anticipated benefits of the Transaction, which may be affected by, among other things, competition, the ability of Videocon d2h to grow and manage growth profitably, effectively direct proceeds received in the Transaction, maintain relationships with suppliers and obtain adequate supply of products and retain its key employees; (7) costs related to the Transaction; (8) changes in applicable laws or regulations; (9) the possibility that Videocon d2h may be adversely affected by other economic, business, and/or competitive factors; and (10) other risks and uncertainties indicated from time to time in the proxy statement to be filed by the Company with the SEC, including those under “Risk Factors” therein, and other filings with the SEC by the Company.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Disclaimer

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 6, 2015

Silver Eagle Acquisition Corp.

By:	/s/ James A. Graf
James A. Graf Vice President, Chief Financial Officer, Treasurer and Secretary

[Signature Page to Form 8-K]

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EXHIBIT INDEX

Exhibit Number	Exhibit
2.1*	Amendment No. 1 to Contribution Agreement, dated as of February 3, 2015, between Videocon d2h Limited and Silver Eagle Acquisition Corp.

* The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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